SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                          NOTICE OF EXEMPT SOLICITATION

1.  Name of the registrant:  National Wireless Holdings Inc.

2.  Names of persons relying on exemption:	 Astoria Capital Partners, L.P.,
Astoria Capital Management, Inc. and Richard (Rick) W. Koe

3. Address of persons relying on exemption: 6600 SW Ninety-Second Avenue, Suite 370, Portland, OR 97223

4.  Written Materials:  See letter dated April 5, 2001 from Rick Koe attached.


Astoria Capital Partners, L.P.
6600 SW 92nd Avenue, Suite 370
Portland, OR  97223



April 5, 2001

    Re:  National Wireless Holdings, Inc. (the "Company")

Dear Fellow Shareholder:

    My name is Rick Koe. An investment fund my firm manages, Astoria Capital Partners, L.P., and I own 477,200 shares of National Wireless Holdings, Inc.
We have held shares in the Company for over 5 years. Over the years we have considered ourselves passive investors, however, we can no longer remain on the sidelines while shareholder value erodes. I am writing to you today to express my concern for our investment and my outrage at the proposed increase in the Company's 1997 Equity Incentive Plan put forth in the Company's March 7, 2001 proxy statement. Management's proposal is to be voted on at this year's annual meeting. We intend to vote our 477,200 shares AGAINST the Equity Incentive Plan, proposal # 1 on management's proxy card.

Where Have All The Stock Options Gone?

It is our strong belief that the Company's Board of Directors and/or the Option Committee has not been granting options within the spirit of the 1997 Equity Incentive Plan. Our review of the Company's proxy materials indicates that at least 90% (195,000 out of 215,000) of the options granted under the 1997 Equity Incentive Plan have been given to only five individuals. These five recipients include all four of the Company's outside directors and the Company's Chief Executive Officer. It is our understanding that none of these five individuals is an executive of the Company's primary operating subsidiary, Electronic Data Submission Systems, Inc., which entity contributed 100% of the Company's services revenue and 84% of the Company's total revenue in the most recent quarter. We ask you to consider why the Company is not using the 1997 Equity Incentive Plan to motivate operating managers. Now that the Company has largely exhausted its existing option pool on a limited group of people, what confidence should we have that the proposed increase will be used to grant options to "all employees in a position to make a significant contribution to the success of the Company" and not just to this limited group?

The strike price of the last option grant (January 2001) under the 1997 Equity Incentive Plan was $18.00 per share, which is just $1.00 above the per share value of cash plus marketable securities on the balance sheet dated January 31, 2001. As you may be aware, on April 4, 2001, the Company's stock closed at $12.50 per share (an approximate 26% discount to the cash value per share), and it has frequently traded at a discount to cash value per share. Furthermore, from December 29, 1995 to December 29, 2000, the Company's stock had an annualized rate of return of zero percent. Why should Officers and Directors of a holding company be put in a position to be granted options at the cash value per share when they have not shown any track record of increasing shareholder value?

A further question to consider in evaluating the Company's proposal is why the Company is granting options, 120,000 to date, to the outside directors of the Company out of the 1997 Equity Incentive Plan when a Directors Option Plan also exists? You should note that in addition to the options granted under the 1997 Equity Incentive Plan, the Board also granted the outside directors options under the 2000 Non-Employee Directors Plan. Each non-employee director receives 2,500 options every year under the 2000 Non-Employee Directors Plan.

In addition to voting AGAINST the increase of shares for the 1997 Equity Incentive Plan, we would also like the shareholders to ask the Board of Directors to rescind their latest option grants. We see no justification for option grants struck at the cash value per share. In addition, by rescinding these options, additional options would be freed up for grants to those operating managers "that make a significant contribution to the success of the Company".

Dilution

The increase in the option pool under the 1997 Equity Incentive Plan would result in an additional approximately 8% dilution to ALL current shareholders. Doubling the pool from 300,000 to 600,000 would also increase the total percentage of shares within the option plan from approximately 9% to approximately 18% of the total shares outstanding. An option pool equal to approximately 18% of the outstanding common stock represents a significantly greater percentage of shares available for equity compensation than what we have observed at other companies. For a company trading at less than cash value, we wonder why the shareholders should continue to reward Directors and Officers who are not directly responsible for the creation of shareholder value.

This Is A Matter Of Concern For All Shareholders

We believe that management's proposal concerning the 1997 Equity Incentive Plan is a matter that should concern all of the Company's shareholders. If you have not yet voted, we urge you to vote AGAINST an increase to the 1997 Equity Incentive Plan. If you have already returned your proxy card, you can contact your broker and instruct him/her to change your vote to AGAINST on proposal #1. Please join me in sending this Board a message by soundly defeating the 1997 Equity Incentive Plan proposal.

If you have any questions please contact MalCon Proxy Advisors at 800-475-9320.

Thank you for your consideration.

Rick Koe